UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Horizon Lines Inc.

Common Stock

CUSIP Number 44044K309

     Date of Event which Requires Filing of this Statement: December 31, 2012

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






















CUSIP No.                        44044K309                        Page 2

1    NAMES OF REPORTING PERSONS

          Post Advisory Group, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                 0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER               5,972,634
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER          5,972,634


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,972,634

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.87%

Percentage ownership is based upon 34,433,578 common stock shares outstanding and 9,250,000 outstanding warrants which are able to convert (1-1) to 9,250,000 common stock shares and 1,200,000,000 billion outstanding warrants which are able to covert (25-1) to 57,400,000 common stock shares as of September 31, 2012.

12   TYPE OF REPORTING PERSON (See Instructions)

          IA










CUSIP No.                        44044K309                        Page 3

1    NAMES OF REPORTING PERSONS

          Principal Financial Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                   0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER                 5,972,634
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER              0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER            5,972,634


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		5,972,634

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.87%

12   TYPE OF REPORTING PERSON (See Instructions)

          HC

















CUSIP No.                        44044K309                        Page 4

Item 1(a).  Name of Issuer:

     Horizon Lines Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

4064 Colony Road
Suite 200
Charlotte, NC 28211

Item 2(a).  Name of Person Filing:

     Post Advisory Group, LLC
     Principal Financial Group, Inc.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

     Post Advisory Group, LLC
     1620 26th Street
     Suite 6500N
     Santa Monica, CA 90404

     Principal Financial Group, Inc.
     711 High Street
     Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

     Post Advisory Group, LLC - State of Delaware
     Principal Financial Group, Inc. - State of Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Numbers:

     44044K309

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

     (e) [X] An investment adviser in accordance with section 240.13d 1(b)(1)(ii)(E)
     (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership:

     (a) Amount Beneficially Owned

5,972,634 Shares Common Stock presently held by Post Advisory Group, LLC 5,972,634 Shares Common Stock presently held by Principal Financial Group, Inc.

CUSIP No.                        44044K309                        Page 5

     (b) Percent of Class

          5.87% - Post Advisory Group, LLC
          5.87% - Principal Financial Group, Inc.

     (c) Number of shares as to which the person has:

          (i) Sole Power to Vote or Direct the Vote

               0 Shares Common Stock Principal Global Investors, LLC 0 Shares Common Stock Principal Financial Group, Inc.

          (ii) Shared Power to Vote or Direct the Vote

5,972,634 Shares Common Stock presently held by Post Advisory
Group, LLC
5,972,634 Shares Common Stock presently held by Principal
Financial Group, Inc.

          (iii) Sole Power to Dispose or to Direct the Disposition of

               0 Shares Common Stock Principal Global Investors, LLC 0 Shares Common Stock Principal Financial Group, Inc.

          (iv) Shared Power to Dispose or to Direct the Disposition of

5,972,634 Shares Common Stock presently held by Post Advisory
Group, LLC
5,972,634 Shares Common Stock presently held by Principal
Financial Group, Inc.

Item 5.  Ownership of Five Percent or Less of a Class:

     N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     N/A

Item 7.  See Exhibit attached

     N/A













CUSIP No.                        44044K309                        Page 6

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10(a).  Certification

     By signing below I certify, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with
     or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Post Advisory Group, LLC

By /s/ Darcyne D. Choe
Darcyne D. Choe, Interim Chief Compliance Officer

Principal Financial Group, Inc.

By /s/ Joyce N. Hoffman
Joyce N. Hoffman, Senior Vice President and Corporate Secretary

Dated    February 7, 2013




EXHIBIT 99.1

Post Advisory Group, LLC
Item 3 Classification:
(e) Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

Principal Financial Group, Inc.
Item 3 Classification:
(g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)